Letter Agreement

To:

Frank Funds

781 Crandon Blvd., Unit 602

Key Biscayne, FL 33149

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Camelot Event Driven Fund (the “Fund”) pursuant to a Management Agreement between Frank Funds, on behalf of the Fund, and us (the “Agreement”).

We agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total net annual operating expenses (exclusive of 12b-1 fees) at 1.74% of its average daily net assets through one year from the effective date of the Fund.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three years following date of such waiver or reimbursement, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees of the Trust (the “Board”).

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Board.

Very truly yours, Camelot Event Driven Advisors, LLC By: /s/ Thomas Kirchner Print Name: Thomas Kirchner Title: Officer/Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

Frank Funds By: /s/ Brian J. Frank Brian J. Frank, President